MASTER AMENDMENT NO. 1
TO
CAPITAL SUPPORT AGREEMENTS

This Master Amendment No. 1 to Capital Support Agreements is dated as of December 1, 2008 (the "Amendment"), by and among **LEGG MASON, INC.**, a Maryland corporation ("Legg Mason"), **LM CAPITAL COMPANY, LLC**, a Maryland limited liability company ("LMC"), **LM CAPITAL SUPPORT V, LLC**, a Maryland limited liability company ("LMCSV" and, collectively with Legg Mason and LMC, the "Support Providers" and each, individually, a "Support Provider") and **WESTERN ASSET INSTITUTIONAL MONEY MARKET FUND**, a series of Legg Mason Partners Institutional Trust (the "Fund"), amending certain provisions of (a) the Capital Support Agreement dated as of September 18, 2008 by and among Legg Mason, LMC and the Fund (as amended and in effect from time to time, the "LMC CSA"); and (b) the Capital Support Agreement dated as of June 30, 2008 by and among Legg Mason, LMCSV and the Fund (as amended and in effect from time to time, the "LMCSV CSA"; and, collectively with the LMC CSA, the "Capital Support Agreements" and each, individually, a "Capital Support Agreement").

WHEREAS, each Support Provider and the Fund have agreed to modify certain terms and conditions of each Capital Support Agreement to which they are a party as specifically set forth in this Amendment;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. **Amendment to LMC CSA.** Legg Mason, LMC and the Fund hereby agree that Section 1(f) of the LMC CSA is hereby amended by deleting Section 1(f) in its entirety and restating it as follows:

"Maximum Contribution Amount" means $30,000,000.

§2. **Amendment to LMCSV CSA.** Legg Mason, LMCSV and the Fund hereby agree that Section 1(f) of the LMCSV CSA is hereby amended by deleting Section 1(f) in its entirety and restating it as follows:

"Maximum Contribution Amount" means $30,000,000.

§3. **Conditions to Effectiveness.** This Amendment shall not become effective until each party hereto receives a counterpart of this Amendment, executed by each Support Provider and the Fund. In addition, the parties hereto hereby agree to provide the Staff of the Division of Investment Management of the Securities and Exchange Commission with

prompt written notice of this Amendment pursuant to, and in accordance with, Section 6(e) of each Credit Support Agreement.

§4. **Representations and Warranties.** Each Support Provider hereby represents that, on and as of the date hereof, each of the representations and warranties made by it in Section 5 of its applicable Credit Support Agreement remain true as of the date hereof, provided, that all references therein to the "Agreement" shall refer to such Credit Support Agreement as amended hereby.

§5. **Ratification, Etc.** Except as expressly amended hereby, each Credit Support Agreement and all documents, instruments and agreements related thereto are hereby ratified and confirmed in all respects by the applicable parties thereto and shall continue in full force and effect. Each Credit Support Agreement and this Amendment shall be read and construed as a single agreement. All references in each Credit Support Agreement or any related agreement or instrument to such Credit Support Agreement shall hereafter refer to such Credit Support Agreement as amended hereby.

§6. **No Waiver.** Nothing contained herein shall constitute a waiver of, impair or otherwise affect any obligation of any Support Provider or any rights of the Fund consequent thereon.

§7. **Counterparts**. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute one and the same instrument.

§8. **Governing Law. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND (WITHOUT REFERENCE TO CONFLICT OF LAWS).**

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as a document under seal as of the date first above written.

LEGG MASON, INC.

By: _____
    Name: Charles J. Daley, Jr.
    Title: Sr. VP, CPO and Treasurer

LM CAPITAL COMPANY, LLC

By: _____
    Name: Charles J. Daley, Jr.
    Title: President and Treasurer

LM CAPITAL SUPPORT V, LLC

By: _____
    Name: Charles J. Daley, Jr.
    Title: President and Treasurer

WESTERN ASSET INSTITUTIONAL MONEY MARKET FUND, A SERIES OF LEGG MASON PARTNERS INSTITUTIONAL TRUST

By: _____
    Name:
    Title:

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as a document under seal as of the date first above written.

LEGG MASON, INC.

By:
Name:
Title:

LM CAPITAL COMPANY, LLC

By:
Name:
Title:

LM CAPITAL SUPPORT V, LLC

By:
Name:
Title:

WESTERN ASSET INSTITUTIONAL MONEY MARKET FUND, A SERIES OF LEGG MASON PARTNERS INSTITUTIONAL TRUST

By: [signature]
Name:
Title: